UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2008

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

__________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2008

(Free translation of original in Spanish)

CONTENTS

Report of Independent Auditors

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Ch$

-

Chilean pesos

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

ThUS$

-

Thousands of United States dollars

R$

-

Brazilian Reais

ThR$

-

Thousands of Brazilian Reais

AR$

-

Argentine pesos

ThAR$

-

Thousands of Argentine pesos

UF

-

Unidades de Fomento (Chilean government inflation-indexed monetary units)

REPORT OF INDEPENDENT AUDITORS

(Translation of original in Spanish)

Santiago, July 22, 2008

To the Shareholders and Directors

Embotelladora Andina S.A.

We have reviewed the accompanying Consolidated Balance Sheets of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of June 30, 2008 and 2007, and the related Consolidated Statements of Income and of Cash Flows for each of the six-month periods then ended.  These interim financial statements (including the corresponding notes thereto) are the responsibility of the Company’s management.  The analysis of results and relevant facts attached are not part of these financial statements and, therefore this report is not related to them.

We conducted our review in accordance with auditing standards established in Chile for the review of interim financial information.  A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, the interim consolidated financial statements as of June 30, 2008 and 2007 have not been audited and therefore, we cannot, nor do we express, such an opinion.

Based on our review, we are not aware of any significant adjustments that should be made to the accompanying consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in Chile.

Juan Carlos Pitta De C.

Id No. 14.709.125-7

Consolidated Balance Sheets

(Figures in ThCh$ of June 30, 2008)

	For the period ended
ASSETS	June 30,
	2008	2007
CURRENT ASSETS	ThCh$	ThCh$
Cash	8,410,939	33,955,602
Time deposits	30,522,600	21,210,397
Marketable securities (net)	64,158,558	29,313,765
Trade accounts receivable (net)	28,452,799	25,118,179
Notes receivable (net)	7,815,012	7,798,546
Other receivables (net)	16,362,695	8,402,242
Notes and accounts receivable from related companies	1,292,800	1,010,418
Inventories (net)	27,102,120	25,331,253
Recoverable taxes	3,022,769	2,808,242
Prepaid expenses	3,141,814	2,506,453
Deferred income taxes	6,201,511	551,173
Other current assets	6,257,040	27,512,047
TOTAL CURRENT ASSETS	202,740,657	185,518,317

PROPERTY, PLANT & EQUIPMENT
Land	18,294,152	17,893,137
Buildings & improvements	107,225,708	97,088,996
Machinery and equipment	246,701,079	237,948,442
Other property, plant & equipment	243,010,457	236,294,953
Technical reappraisal of property, plant & equipment	2,278,657	2,281,682
Depreciation	(428,228,839)	(429,423,960)
TOTAL PROPERTY, PLANT & EQUIPMENT	189,281,214	162,083,250

OTHER ASSETS
Investments in related companies	24,232,910	22,369,518
Investments in other companies	149,621	61,655
Goodwill	57,226,609	69,192,200
Long-term receivables	25,516	70,775
Long-term notes and accounts receivable from related companies	45,890	39,396
Intangibles	1,499,576	457,947
Amortization	(157,939)	(285,689)
Others	25,969,138	104,970,174
TOTAL OTHER ASSETS	108,991,321	196,875,976
TOTAL ASSETS	501,013,192	544,477,543

The accompanying Notes 1 to 34 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Figures in ThCh$ of June 30, 2008)

	For the period ended
	June 30,
LIABILITIES AND SHAREHOLDERS' EQUITY	2008	2007
	ThCh$	ThCh$
Short-term bank liabilities	7,298,572	368,753
Current portion of long-term bank liabilities	141,251	-
Current portion of bonds payable	419,563	32,623,589
Dividends payable	5,804,056	62,992,550
Accounts payable	44,336,573	32,500,498
Other creditors	6,183,800	4,648,255
Notes and accounts payable to related companies	7,705,393	4,235,840
Provisions	4,254,350	3,510,609
Withholdings	15,792,610	10,376,982
Income taxes payable	2,194,852	1,395,281
Unearned income	128	595,010
Other current liabilities	4,461,948	4,721,060
TOTAL CURRENT LIABILITIES	98,593,096	157,968,427

Long-term bank liabilities	770,489	847,707
Bonds payable	75,987,127	77,337,370
Other creditors	90,107	146,265
Long-term notes and accounts payable to related companies	3,200,259	3,706,935
Provisions	17,891,301	18,702,711
Deferred income taxes	17,646,097	7,688,038
Other long-term liabilities	13,452,246	10,991,251
TOTAL LONG-TERM LIABILITIES	129,037,626	119,420,277
Minority interest	1,318,969	1,341,095

Paid-in capital	217,013,513	220,044,428
Reserve capital revalued	6,944,432	4,180,844
Other reserves	(6,747,124)	(2,089,385)
Retained earnings	54,852,680	43,611,857
Accumulated earnings	21,984,144	11,566,482
Net income for the period	38,456,554	38,130,727
Interim dividends	(5,588,018)	(6,085,352)
TOTAL SHAREHOLDERS’ EQUITY	272,063,501	265,747,744
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	501,013,192	544,477,543

The accompanying Notes 1 to 34 are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(Figures in ThCh$ of June 30, 2008)

	For the period ended
	June 30,
	2008	2007
	ThCh$	ThCh$

Net sales	359,348,683	323,284,566
Cost of sales	(196,198,543)	(184,029,596)
Gross margin	163,150,140	139,254,970
Administrative and selling expenses	(105,032,951)	(86,097,317)
OPERATING INCOME	58,117,189	53,157,653

Financial income	7,448,263	8,466,032
Equity in earnings of equity investments	427,059	560,334
Other non-operating income	5,479,575	4,533,064
Equity in losses of equity investments	(78,576)	(356,246)
Amortization of goodwill	(3,155,620)	(3,516,232)
Financial expenses	(14,464,535)	(7,280,413)
Other non-operating expenses	(6,827,177)	(3,524,296)
Price level restatement	(886,385)	91,050
Foreign exchange gains	4,140,418	(3,477,387)
NON OPERATING INCOME AND EXPENSE	(7,916,978)	(4,504,094)

Income before income taxes and extraordinary items	50,200,211	48,653,559
Income tax expense	(11,752,030)	(10,480,416)
Income before minority interest	38,448,181	38,173,143
Minority interest	8,373	(42,416)
NET INCOME FOR THE PERIOD	38,456,554	38,130,727

The accompanying Notes 1 to 34 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

(Figures in ThCh$ of June 30, 2008)

	For the period ended
	June 30,
	2008	2007
	ThCh$	ThCh$

Collection of trade receivables	537,556,212	459,008,202
Financial income received	25,171,526	7,411,243
Dividend & other distributions received	1,759,000	2,653,123
Other income received	64,078	51,506
Payments to suppliers and personnel	(392,181,279)	(330,483,947)
Interest paid	(11,040,503)	(7,035,688)
Income taxes paid	(15,724,113)	(11,188,166)
VAT and other tax payments	(75,087,617)	(61,725,779)
NET CASH PROVIDED BY OPERATING ACTIVITIES	70,517,304	58,690,494

Borrowings	45,947,567	462,110
Dividend distribution	(59,259,429)	(15,228,417)
Loan payments	(43,349,638)	(3,125,589)
Bond payments	(6,553,184)	(6,629,082)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(63,214,684)	(24,520,978)

Proceeds from sales of property, plant and equipment	308,675	480,766
Proceeds from sales of other investments	1,005,585	24,144,952
Additions to property, plant & equipment	(30,880,665)	(25,046,636)
Investments in financial instruments	(16,270)	(222,166)
Other investment disbursements	(835,181)	-
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(30,417,856)	(643,084)
	-	-
TOTAL NET CASH FOR THE PERIOD	(23,115,236)	33,526,432
Effect of inflation on cash and cash equivalents	951,731	652,598
Net (decrease) increase in cash and cash equivalents	(22,163,505)	34,179,030
Cash and cash equivalents at beginning of period	125,255,602	45,529,054
Cash and cash equivalents at end of period	103,092,097	79,708,084

The accompanying Notes 1 to 34 are an integral part of these consolidated financial statements.

Reconciliation between Net Income and Net Cash Flows

Provided by Operating Activities

(Figures in ThCh$ of June 30, 2008)

	For the period ended
	June 30,
	2008	2007
	ThCh$	ThCh$

Net Income	38,456,554	38,130,727
Income on sale of assets:	(64,693)	232,839
Loss (Gain) on sale of property, plant and equipment	(56,823)	247,040
Gain on sale of other assets	(7,870)	(14,201)

Adjustments to net income that do not represent movements of cash	20,979,299	22,708,790
Depreciation	16,789,515	15,815,018
Amortization of intangibles	57,937	126,947
Write-offs and provisions	496,574	772,238
Equity in earnings of equity investments	(427,059)	(560,334)
Equity in losses of equity investments	78,576	356,246
Amortization of goodwill	3,155,620	3,516,232
Price level restatement	886,385	(91,050)
Foreign exchange gains, net	(4,140,418)	3,477,387
Other credits to income that do not represent cash flows	(432,797)	(1,224,634)
Other charges to income that do not represent cash flows	4,514,966	520,740

Changes in operating assets	24,936,301	18,140,529
(Increase) decrease in trade accounts receivable	28,313,939	26,512,096
(Increase) decrease in inventories	1,235,602	(734,541)
(Increase) decrease in other assets	(4,613,240)	(7,637,026)

Changes in operating liabilities	(13,781,784)	(20,564,807)
Increase (decrease) in accounts payable related to operating income	(20,675,524)	(26,348,235)
Increase (decrease) in interest payable	25,819,819	7,396,963
Increase (decrease) in income taxes payable	(18,756,563)	1,235,514
Increase (decrease) in other accounts payable related to non-operating income	2,813,296	3,548,242
Increase (decrease) in valued added tax and other similar items	(2,982,812)	(6,397,291)

Minority interest	(8,373)	42,416

NET CASH PROVIDED BY OPERATING ACTIVITIES	70,517,304	58,690,494

The accompanying Notes 1 to 34 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2008 and 2007 (figures in ThCh$ of June 30, 2008)

Note 1 - Incorporation in the Securities Register

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046 is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the “SVS”).

Note 2 - Summary of Significant Accounting Principles

a)

Accounting period

The consolidated financial statements cover the period January 1 to June 30, 2008 and are compared to the same period in 2007.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 8.9% according to CPI and minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

Company Name	Ownership Interest
	2008			2007
	Direct	Indirect	Total	Total
Abisa Corp S.A.	-	99.99	99.99	99.99
Andina Bottling Investments S.A.	99.90	0.09	99.99	99.99
Andina Inversiones Societarias S.A.	99.99	-	99.99	99.99
Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.99
Embotelladora del Atlántico S.A.	-	99.98	99.98	99.96
Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	99.99
Servicios Multivending Ltda.	99.90	0.09	99.99	99.99
Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.99
Vital S.A.	-	99.99	99.99	99.99
RJR Investments Corp S.A.	-	99.99	99.99	99.99
Vital Aguas S.A.	56.50	-	56.50	56.50

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to 3.2% for the period December 1, 2007 to May 31, 2008 (1.9% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.   Regarding balances subject to restatement, these have been restated by the corresponding restatement index or by the agreed upon rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:

		2008	2007
		Ch$	Ch$
Unidades de Fomento	(UF)	20,252.71	18,624.17
United States dollars	(US$)	526.05	526.86
Argentine pesos	(AR$)	173.90	171.11
Brazilian Real	(R$)	330.45	273.52
Euro	(€$)	826.16	713.03

g)

Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds are valued at the lesser of restated cost plus accrued interest and market value.

h)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available for use.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of accounts receivable and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

j)

Property, plant and equipment

For companies incorporated in Chile, Property, Plant and Equipment is carried at acquisition value plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the details described in Note 2m.

Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the valued assets.

l)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)

Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control investments and to translate financial statements of foreign companies.  Assets and liabilities from these investments are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)

Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations, under Financial Expenses.

q)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0% annual rate and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled years of service.

s)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)

Derivative contracts

Derivative contracts include instruments used to hedge the risk of exposure to exchange rate differences as follows:

Derivative instruments used to hedge existing items on the balance sheet are recorded at their fair values.  Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term). Hedge ineffectiveness is recognized in the income statement.

Derivative instruments used to hedge forecasted transactions are recorded at their market values and the changes in their values are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in the income statements.

v)

Computer software

Corresponds to computer packages currently in use that have a future economic benefit, and are amortized over a period equal to their useful life.

w)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, time deposits and operations with sale-back agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

Note 3 - Accounting Changes

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

Note 4 - Marketable Securities

Type of Instrument	Accounting value for the period ended June 30,
	2008	2007
	ThCh$	ThCh$
Bonds	-	2,375,900
Mutual funds	6,619,798	2,472,126
Investment funds	57,538,760	24,465,739
Total marketable securities	64,158,558	29,313,765

Mutual funds:		Accounting value for the period ended June 30, 2008
Institution		ThCh$

Fondo Mutuo Celfin Capital		6,398,889
Fondo Mutuo Scotiabank		186,000
Fondo Mutuo Itaú		34,909
Balance mutual funds		6,619,798

Investment funds:
Institution		ThCh$

DWS Institutional USD Money Plus		34,030,765
Citi Institutional Liquid Reserves Limited - USA		23,507,995
Balance investment funds		57,538,760

Note 5 – Short and Long-Term Receivables

Almost all of said accounts correspond to the soft drinks category.  The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

		CURRENT						LONG TERM
	Up to 90 days		More than 90 days up to 1 year		Subtotal	Total current (net)
	2008	2007	2008	2007	2008	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	28,634,498	24,220,777	794,191	897,402	29,428,689	28,452,799	25,118,179	-	-
Allowance for doubtful accounts					(975,890)
Notes receivable	7,735,369	7,352,313	657,260	446,233	8,392,629	7,815,012	7,798,546	-	-
Allowance for doubtful accounts					(577,617)
Other receivables	15,347,257	7,930,827	1,259,845	471,415	16,607,102	16,362,695	8,402,242	25,516	70,775
Allowance for doubtful accounts					(244,407)
					Total long term receivables			25,516	70,775

Note 6 - Balances and Transactions with Related Companies

Receivable and payable balances with related companies correspond to the following concepts:

1)  Notes and accounts receivable.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements.

Company	Short Term		Long Term
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
EMBONOR S.A.	703,779	520,744	-	-
EMBOTELLADORA COCA-COLA POLAR S.A.	589,021	489,674	-	-
COCA-COLA DE CHILE S. A.	-	-	45,890	39,396
Total	1,292,800	1,010,418	45,890	39,396

Within the normal course of business, in 2006 the Company entered into a future supply agreement with Iansagro S.A. for the purchase of sugar.  This agreement will expire in January 2009.

2) Notes and accounts payable:

Coca-Cola de Chile S.A.:  Concentrate purchases

Recofarma Indústrias do Amazonas Ltda.: Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes S.R.L.: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions.

Envases del Pacífico S.A.: Raw material purchases

Cican S.A.:  Net balance corresponds to raw materials and finished products transactions.

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital S.A. to those companies, which will be realized in accordance with future deliveries.

Company	Short Term		Long Term
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
COCA-COLA DE CHILE S.A.	2,188,694	182,197	-	-
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L.	1,972,882	1,358,465	-	-
ENVASES CMF S. A.	1,606,381	688,973	-	-
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	1,486,655	1,617,826	-	-
ENVASES CENTRAL S. A.	397,924	248,725	-	-
ENVASES DEL PACIFICO S. A.	52,857	17,677	-	-
CICAN S.A.	-	121,977	-	-
EMBONOR S.A.	-	-	2,544,093	2,949,824
EMBOTELLADORA COCA-COLA POLAR S.A.	-	-	656,166	757,111
Total	7,705,393	4,235,840	3,200,259	3,706,935

3) Transactions with related companies

The following table includes transactions with related companies that exceed ThCh$200,000.

Company	Relation	Transaction	June 30, 2008		June 30, 2007
			Amount	Effect on income (charge) credit	Amount	Effect on income (charge) credit
			ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CENTRAL S.A.	Equity Investee	Finished product purchase	7,129,199	-	8,176,494	-
-	-	Sales of raw materials and supplies	754,882	51,349	830,697	57,891
COCA-COLA DE CHILE S.A.	Shareholder	Concentrate purchases	25,358,814	-	24,651,397	-
-	-	Payment of advertising participation	690,811	(690,811)	3,191,662	(3,191,662)
-	-	Sales of advertisement	793,103	-	1,171,133	-
-	-	Water source rental	1,186,125	(1,186,125)	883,594	(883,594)
COCA-COLA DE ARGENTINA S.A.	Shareholder related	Payment of advertising participation	1,120,435	(1,120,435)	1,201,818	(1,201,818)
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L.	Shareholder	Concentrate purchases	14,217,012	-	13,921,131	-
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	Shareholder related	Concentrate purchases	25,065,307	-	30,925,853	-
-	-	Payment of advertising participation	1,606,052	(1,606,052)	1,504,211	(1,504,211)
ENVASES CMF S.A.	Equity Investee	Container purchases	7,205,814	-	7,837,577	-
-	-	Services rendered	-	-	124,558	-
-	-	Dividend payment	2,560,000	-	3,316,031	-
EMBONOR S.A.	Shareholder related	Sale of finished products	4,442,364	973,492	4,153,556	843,915
	-	Finished product purchase	-	-	211,853	-
EMBOTELLADORA COCA-COLA POLAR S.A.	Shareholder related	Sale of finished products	2,657,022	284,645	2,460,494	440,769
CICAN S.A.	Equity Investee	Finished product purchase	-	-	809,112	-
	-	Sales of raw materials	-	-	195,692	55,028
IANSAGRO S.A.	Director in common	Sugar purchases	8,285,114	-	5,740,654	-
BBVA ADMINISTRADORA GENERAL DE FONDOS	Director related company	Redemption of mutual funds	6,890,000	-	48,580,770	-
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	Director related company	Investment in mutual funds	6,890,000	-	-	-
VENDOMATICA S.A.	Director related company	Sale of finished products	648,252	194,475	686,190	205,857

Note 7 – Inventories

	June 30, 2008			June 30, 2007
	Gross Value	Obsolesence provision	Net value	Gross Value	Obsolesence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Finished products	13,569,171	(185,277)	13,383,894	11,284,780	(441,668)	10,843,112
Raw materials	10,954,644	(147,041)	10,807,603	12,662,280	(180,035)	12,482,245
Products in process	2,203,371	-	2,203,371	1,306,998	-	1,306,998
Raw materials in transit	716,959	(9,707)	707,252	702,810	(3,912)	698,898

Total	27,444,145	(342,025)	27,102,120	25,956,868	(625,615)	25,331,253

Note 8 - Deferred Taxes and Income Taxes

a)

At period end 2008 and 2007, the Company did no present taxable profit or non-taxable profit funds.

Short-term and long-term assets and liabilities must be netted out to compose the general balance sheet on deferred taxes.

b) The following table contains information on deferred taxes:

	June 30, 2008				June 30, 2007
	Assets		Liabilities		Assets		Liabilities
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	148,692	42,659	-	-	284,503	38,404	-	-
Vacation provision	168,440	-	-	-	149,952	-	-	-
Production expenses	16,103	-	-	-	3,216	-	-	-
Depreciation of property, plant & equipment	-	-	156,313	6,593,249	2,985	-	117,443	3,938,023
Severance indmenities	54,463	-	29,029	217,569	72,489	-	34,987	225,180
Others	975,303	704,119	28	-	582,493	860,601	11,574	-
Provision for assets write off	233,726	1,201,836	-	-	381,530	817,096	-	-
Provision for labor lawsuits	-	1,552,152	-	-	-	1,355,378	-	-
Tax loss carry-forwards	4,322,508	-	-	-	3,455,095	4,197,819	-	-
Guarantee deposit	-	-	-	-	-	-	-	1,089,000
Local bond issue expenses	-	-	-	141,219	-	-	-	160,049
Contingency allowance	-	337,468	-	-	-	260,206	-	-
Accrued interests abroad	-	-	-	-	-	-	4,611,986	-
Exchange rate difference	-	-	-	16,359,366	-	-	-	12,206,885
Income participation provision	467,646	-	-		394,900	-	-
Complementary accounts, net of amortization	-	-	-	(1,827,072)	-	-	-	(2,401,595)
Total	6,386,881	3,838,234	185,370	21,484,331	5,327,163	7,529,504	4,775,990	15,217,542

c) The following table contains information on income taxes at each period-end.

	June 30, 2008	June 30, 2007
	ThCh$	ThCh$
Current tax expense (tax allowance)	(10,241,663)	(7,622,945)
Tax expense adjustment (previous period)	1,460,825	107,973
Deferred income tax expense/effect over assets or liabilities	(3,686,683)	(2,974,117)
Amortization of deferred income tax asset and liability complementary accounts	(182,530)	(211,515)
Other charges or credits	898,021	220,188
Total	(11,752,030)	(10,480,416)

Note 9 - Other Current Assets

	June 30, 2008	June 30, 2007
	ThCh$	ThCh$
Supplies	5,541,492	3,930,574
Cross currency swap effects	-	21,513,708
Short term bonds discount	186,910	203,222
Accrued interest on long-term bonds	-	1,067,858
Wachovia Investment Fund (restricted)	-	297,740
Others	528,638	498,945
Total	6,257,040	27,512,047

Note 10 - Property, Plant and Equipment

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are geographically distributed as follows:

Chile

:

Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

a) Main components of property, plant and equipment	Balances at June 30, 2008			Balances at June 30, 2007
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	18,294,152	-	18,294,152	17,893,137	-	17,893,137
Buildings and improvements	107,225,708	(39,789,446)	67,436,262	97,088,996	(38,051,203)	59,037,793
Machinery and equipment	246,701,079	(193,925,770)	52,775,309	237,948,442	(192,463,897)	45,484,545
Other property, plant and equipment	243,010,457	(193,820,207)	49,190,250	236,294,953	(198,216,487)	38,078,466
Technical reappraisal of property, plant & equipment	2,278,657	(693,416)	1,585,241	2,281,682	(692,373)	1,589,309
Total	617,510,053	(428,228,839)	189,281,214	591,507,210	(429,423,960)	162,083,250

b) Other property, plant and equipment

	June 30, 2008	June 30, 2007
	ThCh$	ThCh$

Containers	139,205,272	134,907,065
Refrigerating equipment, promotional items and other minor assets	59,563,566	63,263,169
Furniture and tools	8,599,063	8,446,541
Other	35,642,556	29,678,178

Total other property, plant and equipment	243,010,457	236,294,953

c) Technical reappraisal of property, plant and equipment

	Balances at June 30, 2008			Balances at June 30, 2007
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,521,972	-	1,521,972	1,523,789	-	1,523,789
Buildings and improvements	213,075	(156,336)	56,739	213,330	(151,670)	61,660
Machinery and equipment	543,610	(537,080)	6,530	544,563	(540,703)	3,860
Total	2,278,657	(693,416)	1,585,241	2,281,682	(692,373)	1,589,309

d) Depreciation for the period

Depreciation charges for the period amounted to ThCh$ 16,789,515 (ThCh$ 15,815,018 in 2007) of which ThCh$ 13,382,508 (ThCh$ 11,831,312 in 2007) are included under Operating Costs and ThCh$ 3,407,007 (ThCh$ 3,983,706 in 2007) under Sales and Administrative Expenses in the income statement.

Note 11 - Investment in Related Companies

1.

Investments in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years are shown in the table attached.

Company	Country	Functional Currency	N° of Shares	Ownership Interest		Equity of companies		Income (loss) for the period		Accrued income		Partic. in net income (loss)		Unrealized income (loss)		Accounting value of investment
				2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
				%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CMF S.A.	CHILE	Ch$	28,000	50.00%	50.00%	35,055,987	37,096,329	1,452,723	2,038,505	248,712	537,695	17,527,994	18,548,165	1,048,348	1,130,338	16,479,646	17,417,827
ENVASES CENTRAL S.A.	CHILE	Ch$	1,499,398	49.91%	49.91%	4,925,001	4,767,335	(20,310)	(174,074)	(15,432)	(89,567)	2,458,068	2,379,377	249,378	249,677	2,208,690	2,129,700
KAIK PARTIPACOES	BRAZIL	US$	16,098,919	11.32%	11.32%	10,923,434	16,568,078	(557,828)	199,997	(63,144)	22,639	1,236,500	1,875,454	-	-	1,236,500	1,875,454
CICAN S.A.	ARGENTINA	US$	3,040	-	15.00%	-	6,227,215	-	(17,544)	-	(266,679)	-	946,537	-	-	-	946,537
HOLDFAB PARTIC. LTDA.	BRAZIL	US$	1,283,158,339	14.73%	-	29,243,166	-	1,210,617	-	178,347	-	4,308,074	-	-	-	4,308,074	-
Total												25,530,636	23,749,533	1,297,726	1,380,015	24,232,910	22,369,518

The main changes occurred in the reported periods are described below:

In June, 2008 Embotelladora Andina S.A. acquired a 48% ownership interest in Embotelladoras del Sur S.A. for ThCh$753,582.  Subsequent to the acquisition Embotelladora Andina S.A. made a ThCh$81,600 loan to Embotelladoras del Sur S.A.  As of June 30, 2008 Embotelladoras del Sur S.A. records a negative equity of ThCh$714,928 which has been provisioned by Embotelladora Andina S.A. in accordance with its ownership interest.

The amounts disbursed by Embotelladora Andina S.A. in the acquisition of and loan to Embotelladoras del Sur S.A., as well as the recording of the proportionate loss of the negative equity of the latter has been recorded as an intangible since the final purpose is not that of acquiring the company but that of acquiring the rights of distribution of products of the water segment that were previously marketed by Embotelladoras del Sur S.A.

On October 4, 2007, our subsidiary Rio de Janeiro Refrescos Ltda, acquired a 14.732% ownership interest in Holdfab Participações Ltda., for an amount of ThR$12,831.63.  In turn, Holdfab Participações Ltda. holds a 50% ownership interest in Amarantina Participações S.A.

Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

The investment in Kaik Participações Ltda. (Brazil) where Embotelladora Andina S.A. holds an indirect ownership of 11.32% has been accounted for under the equity method, since the Company has a significant influence through one of its directors, who participates in the process of setting policies, operating and financial decision-making in accordance with the ownership structure which is exclusive owned by the Coca-Cola bottlers in Brazil

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

Envases CMF S.A. (purchase of property, plant and equipment): ThCh$ -1,048,348 in 2008 (ThCh$ -1,130,338 in 2007)

Envases Central S.A. (purchase of finished products): ThCh$ -5,295 in 2008 (ThCh$ -2,686 in 2007)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$260 million.

Note 12 - Goodwill and Negative Goodwill

Company	June 30, 2008		June 30, 2007
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$
RIO DE JANEIRO REFRESCOS LTDA.	1,777,613	35,824,600	1,931,968	42,843,603
EMBOTELLADORA DEL ATLÁNTICO S.A.	1,378,007	21,402,009	1,502,960	26,348,597
VITAL S. A.	-	-	81,304	-
Total	3,155,620	57,226,609	3,516,232	69,192,200

Note 13 - Other Long Term Assets

	June 30, 2008	June 30, 2007
	ThCh$	ThCh$
Bonds:
Celulosa Arauco S.A.	-	13,088,309
Enap S.A.	-	10,091,283
Endesa S.A.	-	2,880,156
Chile Soberano	-	8,208,532
Petróleos Mexicanos S.A.	-	6,738,784
Compañía Manufacturera de Papeles y Cartones S.A.	-	7,952,490
Teléfonos de México S.A.	-	3,359,872
Codelco S.A.	-	5,814,596
México Soberano	-	5,307,311
Brasil Telecom S.A.	-	2,260,107
Raytheon Company	-	2,327,163
International Paper Company	-	2,295,002
Altria Group	-	1,303,626
Alcoa Inc.	-	1,167,901

Judicial deposits (Brazil)	8,766,667	6,731,946
Transfer fiscal credits (Brazil)	6,534,416	5,660,168
Prepaid expenses	3,871,705	3,204,184
Bond issuance and placement expenses	2,834,243	3,135,058
Spare parts	2,595,570	3,133,892
Non operating assets	1,305,912	480,580
Cross currency swaps	-	9,181,705
Others	60,625	647,509

Total	25,969,138	104,970,174

Note 14 - Short-Term and Long-Term Bank Liabilities

a) SHORT TERM BANK LIABILITIES
	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		Indexed Ch$		TOTAL
	2008	2007	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
BOSTON-FINAME	-	197,382	-	-	-	197,382
SANTANDER FINAME	-	140,655	-	-	-	140,655
ALFA FINAME	-	30,716	-	-	-	30,716
BILBAO VISCAYA ARGENTARIA	-	-	62,001	-	62,001	-
BANCO DE CHILE	-	-	149,950	-	149,950	-
GALICIA	3,529,202	-	-	-	3,529,202	-
NVO SANTA FE	1,766,947	-	-	-	1,766,947	-
BBVA FRANCES	1,790,472	-	-	-	1,790,472	-
Total	7,086,621	368,753	211,951	-	7,298,572	368,753
Principal due	7,086,621	368,753	211,951	-	7,298,572	368,753

Annual average interest rate	17.64%	13.47%	8.58%
Foreign currency liabilities	97.10%
Local currency liabilities	2.90%

b) LONG TERM BANK LIABILITIES (short term portion)

	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		TOTAL
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
ALFA	139,052	-	139,052	-
VOTORANTIM	2,199	-	2,199	-
TOTAL	141,251	-	141,251	-
Principal due	141,251	-	141,251	-

Annual average interest rate	11.89%

Foreign currency liabilities	100%
Local currency liabilities	-

Note 15 - Long-Term Bank Liabilities

		Years to maturity			Total long term at period end	Annual average interest rate	Total long term at period end
Bank or Financial Institution	Currency or indexation adjustment	More than 1 up to 2	More than 2 up to 3	More than 3 up to 5	2008		2007
		ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
BANCO VOTORANTIM	Other currencies	134,803	136,101	102,933	373,837	9.0%	484,614
BANCO ALFA	Other currencies	203,675	192,977	-	396,652	11.5%	363,093
TOTAL		338,478	329,078	102,933	770,489		847,707
Foreign currency liabilities	100%

Note 16 – Long and Short-Term Bonds Payable (Promissory Notes and Bonds)

1.

Current risk rating of bonds is as follows:

BONDS ISSUED IN THE US MARKET

A

:

Rating according to Fitch Ratings Ltd.

BBB+

:

Rating according to Standard & Poor’s

BONDS ISSUED IN THE LOCAL MARKET

AA+

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2.

Bond repurchases.

During 2000, 2001, 2002 and 2007, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$198 million of the US$200 million, which are presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At period end, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

The following table contains more information on Bonds Payable:

Instrument subscription or ID N°	Series	Current nominal value	Currency	Interest rate	Maturity date	Term		Par value		Placement in Chile or abroad
						Interest paid	Amortization period	2008	2007
Current portion of bonds payable								ThCh$	ThCh$
Yankee bonds interests	A	-	US$ Exchange rate	7.00%	Oct. 1, 2007	Semiannual	October 2007	-	18,725,686	Abroad
Yankee bonds interests	B	2,000,000	US$ Exchange rate	7.63%	Oct. 1, 2027	Semiannual	October 2027	20,055	43,748	Abroad
Register 254 SVS June 13, 2001 capital and interest	A	-	UF	6.20%	June 1, 2008	Semiannual	June 2008	-	13,454,057	Chile
Register 254 SVS June 13, 2001 capital and interest	B	3,700,000	UF	6.50%	June 1, 2026	Semiannual	December 2009	399,508	400,098	Chile
Total current maturities								419,563	32,623,589

Long term portion of bonds payable
Yankee bonds	B	2,000,000	US$ Exchange rate	7.63%	Oct. 1, 2027	Semiannual	October 2027	1,052,100	2,295,002	Abroad
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.50%	June 1, 2026	Semiannual	December 2009	74,935,027	75,042,368	Chile
Total long term								75,987,127	77,337,370

Note 17 - Provisions and Write-Offs

	Short term		Long term
Provisions
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$

Taxation on banking transactions and social contributions (Brazil)	3,485,575	2,686,181	8,133,007	9,540,357
Staff severance indemnities	711,674	736,320	6,700,709	6,373,795
Contingencies	57,101	88,108	2,714,420	2,788,559
Others	-	-	343,165	-
TOTAL	4,254,350	3,510,609	17,891,301	18,702,711

Note 18 - Staff Severance Indemnities

Staff Severance Indemnities	June 30, 2008	June 30, 2007
	ThCh$	ThCh$
Beginning balance	7,133,869	6,782,253
Provision for the period	819,147	426,514
Payments	(540,633)	(98,652)
Ending balance	7,412,383	7,110,115

Note 19 – Other Long Term Liabilities

	June 30, 2008	June 30, 2007
	ThCh$	ThCh$
Guaranty on containers	9,478,750	9,239,332
Participation acquisition of assets	2,957,703	1,648,530
Advertising agreements	108,723	103,389
Others	907,070	-
Total	13,452,246	10,991,251

Note 20 - Minority Interest

	June 30, 2008	June 30,2007
LIABILITIES	ThCh$	ThCh$

Vital Aguas S. A.	1,310,121	1,318,948
Embotelladora del Atlántico S. A.	8,830	22,102
Andina Inversiones Societarias S.A.	18	45
	1,318,969	1,341,095

	June 30,2008	June 30,2007
INCOME STATEMENT	ThCh$	ThCh$

Vital Aguas S. A.	8,851	(41,842)
Embotelladora del Atlántico S. A.	(476)	(570)
Andina Inversiones Societarias S.A.	(2)	(4)
	8,373	(42,416)

Note 21 - Changes in Shareholders’ Equity

The activity in Shareholders’ Equity, Dividend Distribution and Other Reserves is detailed in the following tables:

	June 30,2008						June 30,2007
	Paid in Capital	Reserve Capital Revalued	Other Reserves	Accumulated Income	Interim Dividends	Net Income	Paid in Capital	Reserve Capital Revalued	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	217,013,513	-	(11,443,442)	11,171,454	(17,194,331)	81,601,944	202,060,999	-	-	10,005,036	(13,438,065)	74,355,094
Distribution of prior year income	-	-	-	64,407,613	17,194,331	(81,601,944)	-	-	-	60,917,029	13,438,065	(74,355,094)
Final dividend prior year	-	-	-	(7,288,372)	-	-	-	-	-	(8,876,966)	-	-
Translation adjustment reserve	-	-	5,062,516	-	-	-	-	-	(1,951,883)	-	-	-
Extraordinary dividend	-	-	-	(47,897,296)	-	-	-	-	-	(52,040,412)	-	-
Capital revalued	-	6,944,432	(366,198)	1,590,745	-	-	-	3,839,159	33,256	616,509	-	-
Income for the period	-	-	-	-	-	38,456,554	-	-	-	-	-	35,014,442
Interim dividends	-	-	-	-	(5,588,018)	-	-	-	-	-	(5,588,018)	-
Ending balance	217,013,513	6,944,432	(6,747,124)	21,984,144	(5,588,018)	38,456,554	202,060,999	3,839,159	(1,918,627)	10,621,196	(5,588,018)	35,014,442
Price level restated balances							220,044,428	4,180,844	(2,089,385)	11,566,482	(6,085,352)	38,130,727

Number of shares
Series	Subscribed shares	Paid in shares	Number of shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

Capital
Series	Subscribed capital	Paid in capital
	ThCh$	ThCh$
A	108,506,757	108,506,757
B	108,506,756	108,506,756

Other Reserves

Balance of Other Reserves is composed as follows:
	2008	2007
	ThCh$	ThCh$

Reserve for cumulative translation adjustments(1)	(7,865,497)	(3,209,103)
Reserve for technical reappraisal of property, plant and equipment	69,440	84,046
Other	1,048,933	1,035,672
Total	(6,747,124)	(2,089,385)

(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

		Foreign Exchange rate generated during the period		Reserve release / realized(*)	Balance June 30, 2008
	Balance
Company	January 1, 2007	Investment	Liabilities
	ThCh$	ThCh$	ThCh$		ThCh$
Rio de Janeiro Refrescos Ltda.	(7,817,197)	(31,668)	-	2,601,802	(5,247,063)
Embotelladora del Atlántico S. A.	(5,110,816)	579,218	-	1,913,164	(2,618,434)
Total	(12,928,013)	547,550	-	4,514,966	(7,865,497)

(*) Reserve realized resulted from dividends paid by our subsidiary Río de Janeiro Refrescos Ltda. and by the capital decrease and dividend distribution of our subsidiary Embotelladora del Atlántico S.A.

Note 22 - Other Non-Operating Income and Expenses

	2008	2007
	ThCh$	ThCh$
Other non-operating income during the period was as follows:

Reverse provision	4,297,131	792,278
Recovery of prior year taxes	477,677	2,192,186
Earnings on sale of property, plant & equipment	56,823	-
Other income	215,147	323,966
Sub-total	5,046,778	3,308,430
Translation of financial statements(1)	432,797	1,224,634
Total	5,479,575	4,533,064

Other non-operating expenses during the period was as follows:

Conversion adjustment reserve realized(2)	(4,514,966)	(520,740)
Bank taxes(3)	(1,053,228)	(1,402,157)
Provision for labor and commercial lawsuits	(414,052)	(283,280)
Obsolescence and write-offs of property, plant and equipment	-	(472,028)
Provision loss of investment in Centralli	(54,991)	(46,993)
Loss on sale of property, plant and equipment	-	(247,040)
Others	(789,940)	(552,058)

Total	(6,827,177)	(3,524,296)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants, which are presented as Other Non Operating Income and/or expenses accordingly.

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. and the remittance of capital by Embotelladora del Atlántico S.A. during the 2008 and 2007 period, respectively.

(3) This refers to taxes charged in the normal course of business due to banking accounts movements in our foreign subsidiaries and are not related to the obtention of financial resources.

Note 23 - Price-Level Restatement

	Adjustment index	June 30,2008	June 30,2007
Assets - (charges)/credits		ThCh$	ThCh$
Inventories	CPI	(34,587)	(84,741)
Property, plant and equipment	CPI	3,199,168	1,570,228
Investments in related companies	CPI	4,422,376	4,399,847
Cash, Time Deposits, Marketable Securities	UF	635,358	-
Cash, Time Deposits, Marketable Securities	CPI	1,406,711	238,563
Short term accounts receivable from related companies	UF	218,830	-
Short term accounts receivable from related companies	CPI	277,142	588,454
Recoverable taxes	CPI	9,337	71,458
Other current assets	UF	520,853	266,430
Other current assets	CPI	87,470	(27,342)
Other long term assets	UF	14,331	6,868
Other long term assets	CPI	80,292	1,473,923
Cost and expense accounts	CPI	2,306,691	1,269,979
Total (charges) credits		13,143,972	9,773,667

Liabilities - (charges)/credits
Shareholders’ equity	CPI	(8,168,979)	(4,888,439)
Short and long term bonds payable	UF	(2,275,470)	(1,336,638)
Short and long term bonds payable	CPI	(67,885)	(353,005)
Other current liabilities	UF	(220,392)	(100,208)
Other current liabilities	CPI	(295,578)	(229,674)
Other long term liabilities	CPI	(126,325)	(78,431)
Long term accounts payable to related companies	UF	-	(260,078)
Short term accounts payable to related companies	CPI	-	(704,034)
Income accounts	CPI	(2,875,728)	(1,732,110)
Total (charges) credits		(14,030,357)	(9,682,617)
Price-level restatement (loss ) gain		(886,385)	91,050

Note 24 - Foreign Exchange Gains/Losses

	Currency	June 30, 2008	June 30,2007
Assets - (charges)/credits		ThCh$	ThCh$
Cash	US$	(29,720)	25,537
Time deposits	US$	(1,647)	(457)
Marketable securities (net)	US$	3,183,328	(761,498)
Sales receivable	US$	447	-
Other debtors (net)	US$	41,812	(138)
Accounts receivable related companies	US$	1,352,341	(1,498,027)
Inventories (net)	US$	-	(10,360)
Recoverable taxes	US$	83	-
Prepaid expenses	US$	210	-
Other current assets	US$	465,950	187,991
Property, plant and equipment	US$	210	(6,250)
Others	US$	(63,600)	(1,933,635)
Total (charges)/credits		4,949,414	(3,996,837)

Liabilities - (Charges) / credits
Bonds payable	US$	149,388	(42,542)
Accounts payable	US$	(51,131)	(1,899)
Provisions	US$	(503,871)	(4,003)
Prepaid income	US$	2,417	-
Other current liabilities	US$	(379,280)	(46,764)
Bonds payable long term	US$	(26,519)	614,658
Total (charges) credits		(808,996)	519,450
Foreign exchange gain (loss) on income		4,140,418	(3,477,387)

Note 25 - Share and Debt Security Issue and Placement Expenses

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 16.

Bonds issued in the local market:

Debt issue costs and interest rate differences net of amortization as of the end of the period amounted to ThCh$3,210,384 and ThCh$3,527,737 in 2007.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2008 amounted to ThCh$193,627 and ThCh$208,512 in 2007.

Note 26 - Consolidated Statement of Cash Flows

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

	June 30, 2008	Maturity date	June 30, 2007	Maturity date
	ThCh$		M$
Expected cash outflow
Expenses
Dividend payment	(5,588,018)	31-Jul-08	(56,672,009)	5-Jul-07
Dividend payment	-		(6,085,352)	26-Jul-07
Addition to property, plant and equipment	(3,166,935)	15-Aug-08	(1,315,321)	31-Aug-07
Addition to property, plant and equipment	(437,058)	31-Jul-08	(676,579)	31-Jul-07
Addition to property, plant and equipment	(14,360)	30-Sep-08	(69,489)	30-Sep-07
Total expenses	(9,206,371)		(64,818,750)

Expected cash inflow
Income
Sale of property, plant and equipment	20,207	31-Jul-08	10,729	15-Aug-07
Total income	20,207		10,729

Total net	(9,186,164)		(64,808,021)

Note 27 - Derivative Contracts

Derivative contracts at June 30, 2008 were as follows:

						Hedged item or Transaction			Assets / Libailities		Effect on income
Derivative	Contract	Value	Maturity period	Specific Item	Position Purchase / Sale	Concept	Amount	Hedged Item Value	Item	Amount	Realized	Unrealized
		ThCh$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
FR	CCPE	37,751,060	3rd Quarter 2008	US$ Exchange Rate	P	Foreign currency investment	37,751,060	39,866,992	Other current liabilities	-	(2,115,933)	-
FR	CCTE	19,643,730	3rd Quarter 2008	US$ Exchange Rate	P	Suppliers foreign currency	19,639,681	-	Other current assets and liabilities	773,133	(315,401)	(457,732)
FR	CCTE	2,208,173	3rd Quarter 2008	US$ Exchange Rate	S	Suppliers foreign currency	2,229,926	-	Other current assets and liabilities	88,502	-	(88,502)
FR	CCTE	23,296,732	4th Quarter 2008	US$ Exchange Rate	P	Suppliers foreign currency	23,301,660	-	Other current assets and liabilities	777,668	-	(777,668)
FR	CCTE	3,311,986	4th Quarter 2008	US$ Exchange Rate	S	Suppliers foreign currency	3,324,636	-	Other current assets and liabilities	140,034	-	(140,034)
FR	CCTE	5,587,340	1st Quarter 2009	US$ Exchange Rate	P	Suppliers foreign currency	5,587,242	-	Other current assets and liabilities	377,751	-	(383,991)

Note 28 - Contingencies and Restrictions

a.

Litigation and other legal actions:

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations. Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or result of operations.

Current lawsuits and other legal actions are described below.

1)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,521,597 (ThCh$1,625,117 in 2007).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

2)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$1,187,207 (ThCh$1,061,956 in 2007).  In accordance with its legal counsel’s opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$15,082 (ThCh$70,454 in 2007).   In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 200 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 3,700,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana”, as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

c.

Direct guarantees

Guarantees at June 30, 2008 are presented on the following table:

				Assets involved		Balances pending at end of period
Guarantee creditor	Debtor		Type of guaranty					Guaranty release
	Name	Relation		Type	Accounting Value	2008	2007	2009	2010	2011
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
AGA S.A.	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Agreement	-	157,815	172,125	-	-	157,815
MUNICIPALIDAD DE SANTIAGO	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	11,333	11,358	-	11,333	-
ESCUELA MILITAR	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	1,304	-	304	1,000	-
MUNICIPALIDAD DE MAIPU	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	101,324	-	-	-	-
ESTADO RIO DE JANEIRO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real estate	11,847,287	13,419,576	11,107,630	-	-	-
PODER JUDICIARIO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Judicial Deposit	Long term assets	12,184,138	-	-	-	-	-
ADUANA DE EZEIZA	EMBOTELLADORA DEL ATLANTICO S.A.	Subsidiary	Guaranty insurance	Temporary export of molds	10,086	-	-	-	-	-

Note 29 - Guarantees from Third Parties

Guarantees from Third Parties at June 30, 2008 were as follows:

Guarantor	Relationship	Type of Guarantee	Amount	Currency	Transaction

AGA S.A.	Parent Company	Receipt	600,000	US$	Supplier agreement
RUSEEL W. COFFIN	Subsidiary	Letter of credit	57,986,569	US$	Purchase of Nitvitgov Refrigerantes S.A.
CONFAB	Subsidiary	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
SEVERAL CLIENTS	Subsidiary	Deposits	3,852,058	US$	Guaranty over containers
CONSTRUCTORA PRECON S.A.	Parent Company	Receipt	9,329	UF	Construction agreement

Note 30 - Local and Foreign Currency

Assets at each period end were composed of local and foreign currencies as follows:

	Amount	June 30, 2008	June 30, 2007
		ThCh$	ThCh$
Current Assets
Cash	Indexed Ch$	621,172	-
-	Non-indexed Ch$	3,300,132	5,454,108
-	US$	159,914	22,993,083
-	$AR	1,173,849	914,869
-	$R	3,155,872	4,593,542
Time Deposits	Non-indexed Ch$	30,486,498	17,439,298
-	US$	6	3,602,796
-	$AR	36,096	-
-	$R	-	168,303
Marketable Securities (Net)	Non-indexed Ch$	6,619,798	954,851
-	US$	57,450,173	26,837,485
-	$AR	-	1,521,429
-	$R	88,587	-
Trade Accounts Receivable (Net)	Non-indexed Ch$	12,612,860	11,063,883
-	Indexed Ch$	120,011	-
-	US$	677,974	609,164
-	$AR	1,835,638	1,784,039
-	$R	13,206,316	11,661,093
Notes Receivable	Non-indexed Ch$	5,100,340	4,761,118
-	$AR	577,724	360,347
-	$R	2,136,948	2,677,081
Other Debtors (Net)	Non-indexed Ch$	4,002,585	2,196,149
-	Indexed Ch$	928,848	-
-	US$	71,253	488,058
-	$AR	1,373,762	462,587
-	$R	9,986,247	5,255,448
Notes Receivable Related Companies	Non-indexed Ch$	1,292,800	1,010,418
Inventories (Net)	Non-indexed Ch$	4,344,412	5,598,289
-	Indexed Ch$	2,102,087	-
-	US$	3,516,133	2,297,547
-	$AR	5,589,578	4,833,514
-	$R	11,549,910	12,601,903
Recoverable Taxes	Non-indexed Ch$	778,895	1,384,892
-	Indexed Ch$	1,589,360	-
-	US$	-	282,158
-	$AR	455,445	846,939
-	$R	199,069	294,253
Prepaid Expenses	Non-indexed Ch$	1,608,573	1,436,922
-	US$	123,643	79,808
-	$AR	273,771	265,487
-	$R	1,135,827	724,236
Deferred Taxes	Indexed Ch$	65,663	-
-	Non-indexed Ch$	698,916	-
-	$AR	359,010	271,065
-	$R	5,077,922	280,108
Other Current Assets	Indexed Ch$	1,477,169	974,959
-	Non-indexed Ch$	227,914	486,796
-	US$	440,881	23,019,275
-	$AR	951,455	762,398
-	$R	3,159,621	2,268,619
Property, Plant and Equipment
Property, Plant and Equipment	Indexed Ch$	93,187,776	74,701,866
-	US$	96,093,438	87,381,384
Other Assets
Investments in Related Companies	Indexed Ch$	18,688,336	19,547,525
-	US$	-	946,537
-	$R	5,544,574	1,875,456
Investments in Other Companies	US$	102,444	14,422
-	Indexed Ch$	47,177	47,233
Goodwill	Indexed Ch$	1,043,684	1,197,845
-	US$	56,182,925	67,994,355
Long Term Debtors	Indexed Ch$	11,021	11,315
-	$R	-	43,537
-	$AR	14,495	15,923
Notes Receivable Related Companies	Indexed Ch$	45,890	39,396
Intangibles	Non-indexed Ch$	1,198,742	-
-	US$	300,834	-
-	$AR	-	457,947
Amortization	US$	(157,939)	(285,689)
Others	Indexed Ch$	285,481	-
-	Non-indexed Ch$	4,308,277	3,245,381
-	US$	(802,123)	85,005,809
-	$AR	3,229,419	2,423,601
-	$R	18,948,084	14,295,383
Total Assets	Indexed Ch$	120,213,675	96,520,139
	Non-indexed Ch$	76,580,742	55,032,105
	US$	214,159,556	321,266,192
	$AR	15,870,242	14,920,145
	$R	74,188,977	56,738,962

Note 30 - Local and Foreign Currency (continuation)

Current liabilities for the period ended June 30, 2008 and 2007, denominated in local and foreign currencies were as follows:

		Up to 90 days				90 days to 1 year
		June 30, 2008		June 30, 2007		June 30, 2008		June 30, 2007
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Short term bank liabilities	Non-indexed Ch$	211,951	8.58%	-		-		-
-	$AR	-		-		7,086,621	17.64%	-
-	$R	-		-		-		368,753	13.47%
Long term bank liabilities	US$	-		-		-		-
-	$R	-		-		141,251	11.89%	-
Long term bonds payable	Indexed Ch$	-		7,161,155	6.20%	399,508	6.50%	6,693,000	6.20%
-	US$	-		365,811	7.35%	20,055	7.63%	18,403,623	7.35%
Dividends payable	Non-indexed Ch$	5,798,456		62,992,550		-		-
-	$AR	5,600		-		-		-
Accounts payable	Non-indexed Ch$	21,758,231		15,663,629		-		-
-	US$	1,908,758		2,580,151		-		-
-	$AR	10,705,535		5,307,826		-		-
-	$R	9,953,918		8,946,516		-		-
-	EUROS$	10,131		2,376		-		-
Other crecitors	$AR	167,132		86,215		44,474		37,751
-	$R	5,877,936		4,331,793		-		-
-	US$	94,258		192,496		-		-
Notes and accounts payable related companies	Non-indexed Ch$	4,245,856		1,137,573		-		-
-	US$	-		1,480,442		-		-
-	$AR	1,972,882		-		-		-
-	$R	1,486,655		1,617,825		-		-
Provisions	Non-indexed Ch$	726,753		788,221		-		-
-	$R	-		2,722,388		3,527,597		-
Withholdings	Non-indexed Ch$	6,018,193		4,314,420		-		-
-	$AR	6,624,215		4,186,046		-		-
-	$R	-		-		3,150,202		1,876,516
-	EUROS$	-		-		-		-
Income tax provision	Non-indexed Ch$	5,272		708,184		311,241		-
-	$AR	1,445,633		-		-		175,602
-	$R	-		511,495		432,706		-
Unearned income	Non-indexed Ch$	128		595,010		-		-
Other current liabilities	Non-indexed Ch$	2,346,015		4,721,060		-		-
-	US$	2,115,933		-		-		-

Total current liabilities	Non-indexed Ch$	41,110,855		90,920,647		311,241		-
	$AR	20,920,997		9,580,087		7,131,095		213,353
	$R	17,318,509		18,130,017		7,251,756		2,245,269
	US$	4,118,949		4,618,900		20,055		18,403,623
	Indexed Ch$	-		7,161,155		399,508		6,693,000
	EUROS$	10,131		2,376		-		-

Note 30 - Local and Foreign Currency (continuation)

Long term liabilities at June 30, 2008 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long term bank liabilities	$R	770,489	10.67%	-		-		-
Long term bonds payable	Indexed Ch$	8,815,883	6.50%	13,223,825	6.50%	22,039,708	6.50%	30,855,626	6.50%
	US$	-		-		-		1,052,100	7.63%
Other creditors	$AR	90,107		-		-		-
Notes and accounts payable related companies	Non-indexed Ch$	3,200,259		-		-		-
Provisions	Indexed Ch$	-		-		-		6,280,864
-	Non-indexed Ch$	763,010		-		-		-
-	$AR	1,521,597		-		-		-
-	$R	9,462,376		-		-		-
Deferred taxes	Non-indexed Ch$	-		-		-		100,010
-	$AR	-		466,114		-		-
-	$R	17,079,973		-		-		-
Other liabilities	Non-indexed Ch$	-		-		4,852,382		-
-	$AR	-		270,872		2,437,844		-
-	$R	5,754,587		-		-		-
Total long term liabilities
	$R	33,067,425		-		-		-
	Indexed Ch$	8,815,883		13,223,825		22,039,708		37,136,490
	US$	-		-		-		1,052,100
	$AR	1,611,704		736,986		2,437,844		-
	Non-indexed Ch$	3,963,269		-		4,852,382		100,010

Long term liabilities at June 30, 2007 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$		ThCh$		ThCh$		ThCh$
Long term bank liabilities	$R	847,707		-		-		-
Long term bonds payable	US$	-		-		-		2,295,003	7.63%
-	Indexed Ch$	4,414,273	6.20%	8,828,514	6.20%	22,071,285	6.20%	39,728,295	6.20%
Other creditors	$AR	113,339		-		-		-
-	$R	-		32,926		-		-
Notes and accounts payable related companies	Non-indexed Ch$	3,706,935		-		-		-
Provisions	Non-indexed Ch$	774,179		-		-		5,599,619
-	$AR	1,625,117		-		-		-
-	$R	10,703,796		-		-		-
Deferred taxes	Non-indexed Ch$	1,833,854		-		-		-
-	$AR	-		661,774		-		-
-	$R	5,192,410		-		-		-
Other liabilities	Non-indexed Ch$	-		-		5,507,641		-
-	$AR	-		242,135		2,179,218		-
-	$R	3,062,257		-		-		-
Total long term liabilities
	$R	19,806,170		32,926		-		-
	US$	-		-		-		2,295,003
	Indexed Ch$	4,414,273		8,828,514		22,071,285		39,728,295
	$AR	1,738,456		903,909		2,179,218		-
	Non-indexed Ch$	6,314,968		-		5,507,641		5,599,619

Note 31 – Penalties

The Company has not been subject to penalties by the SVS or any other administrative authority.

Note 32 - Subsequent Events

Changes in Management Corporate Legal and Communications Officer

Embotelladora Andina S.A. announced that Mr. Pedro Pellegrini, Corporate Legal and Communications Manager, will leave his position as of July 31, 2008, after 13 years of outstanding performance at the Company.  Mr. Pellegrini's decision was internally communicated some months ago and is based on his interest in dedicating himself to private practice and corporate advisor roles and in this sense Mr. Pellegrini will continue as an external advisor of Andina.  The name of the new Corporate Legal Officer will be timely informed.

Note 33 – Companies subject to special regulations

The Company and its subsidiaries are not subject to special regulations.

Note 34 – Environment

The Company has disbursed ThCh$1,720,698 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies.  Future commitments, which are all short-term and for the same concepts, amount to ThCh$483,711.

I.

Analysis of Results for the Second Quarter of 2008 and the Period ended June 30, 2008

All figures are expressed under Chilean GAAP and in constant Chilean pesos as of June 2008, therefore all variations are in real terms.

Highlights

•

Operating Income reached Ch$21,430 million during the Second Quarter of 2008, a 2.8% decrease in real terms compared to the same period of the previous year.  Operating Margin was 13.0%.

•

Consolidated Sales Volume for the Second Quarter amounted to 97.2 million unit cases, an increase of 1.7% during the quarter.

•

Second Quarter EBITDA totaled Ch$29,983 million, remaining stable in real terms compared to the Second Quarter of 2007. EBITDA Margin was 18.2%.

•

Net Income for the Second Quarter of 2008 reached Ch$17,612 million, 26.8% higher than the figure recorded in the Second Quarter of 2007.

•

Consolidated Operating Income reached Ch$58,117 million during the period ended June 30, 2008, 9.3% higher in real terms than the figure recorded as of June 30, 2007.  Operating Margin was 16.2%.

•

Consolidated Sales Volume for the period ended June 30, 2008 totaled 217.8 million unit cases, an increase of 3.9% compared to 2007.

•

Consolidated EBITDA for the period ended June 30, 2008 amounted to Ch$74,907 million, an increase of 8.6% in real terms.  EBITDA Margin was 20.8%.

•

Net Income for the First Half of 2008 reached Ch$38,457 million, 0.9% higher than the First Half of 2007.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“The results obtained during the first half of 2008 reflect our ability to face the complex inflationary scenarios in the different markets where we operate, keeping our Consolidated Operating Margin stable.  Appreciation of the Chilean and Brazilian currencies were beneficial to our business and we increased by 4% our consolidated volume, where the 24% growth in the juices and waters categories stands out. As always we remain enthusiastic to face the challenges of the second half of the year. “

CONSOLIDATED SUMMARY

First Half ended June 30, 2008 vs. First Half ended June 30, 2007

During the First Half of 2008, the Company’s results were due to growth in volume, increases in prices in line with local inflation and the complex macroeconomic environment. Inflation has particularly had a negative impact over the food and beverage industry in the three countries where we operate, and to an extent has had an effect over volume increases.  The average 17% and 11.5% appreciation of the Brazilian real and Chilean peso respectively has had a positive impact over our dollar-denominated cost and the translation of figures for those cash flows generated in Brazil.  The Argentine peso remained relatively stable, with an average depreciation of 1.6%.

Consolidated Sales Volume amounted to 217.8 million unit cases, an increase of 3.9%.  Soft Drinks increased 2.2%, while the other categories of, Juices, Waters and Beer together increased by 22.8%.

Net Sales amounted to Ch$359,349 million, 11.2% higher than 2007 in real terms.  Resulting from higher volumes, price adjustments in the three countries where we operate and in the case of Brazil, a favorable exchange rate upon translation of figures.

Cost of Sales per unit case increased 2.6% compared to the First Half of 2007, mainly due to: (i) higher concentrate costs specifically in Chile given the new bottler agreement; and in the three countries where the Company operates due to price increases, (ii) increased depreciation (resulting from significant investments carried out during the last year); and (iii) increased labor costs.  All of which was partially offset by the appreciation of the Brazilian real and Chilean peso, thus decreasing the costs of U.S. dollar-denominated raw materials, and the lower price of sugar in Chile and Brazil resulting from good negotiations with suppliers.

On the other hand, SG&A expenses increased 22.2% as a result of higher volumes and increased freight fees, which rose due to higher labor costs and fuel prices, in addition to the effect upon translation of figures of our Brazilian operation.

Consolidated Operating Income amounted to Ch$58,117 million, a 9.3% increase compared to the First Half of 2007. Operating Margin was 16.2%, a decrease of 20 basis points.

Consolidated EBITDA amounted to Ch$74,907 million, an increase of 8.6%. EBITDA Margin was 20.8%.

Second Quarter 2008 vs. Second Quarter 2007

Consolidated Sales Volume for the Second Quarter of 2008 reached 97.2 million unit cases, a 1.7% increase compared to the same period of the previous year. This growth resulted from the development of “other categories” which achieved a 20.3% increase in volumes; soft drink volumes remained stable.

Net Sales amounted to Ch$165,145 million, representing a 9.2% improvement in real terms compared to the Second Quarter of 2007, mainly due to increased volumes, stable average income in real terms in the three countries where the Company operates and a favorable exchange rate upon translation of figures in the case of Brazil.

Cost of Sales per unit case increased 5.0%, mainly explained by the previously-mentioned circumstances during the First Half of 2008.

SG&A expenses increased 20.2%, as a result of increased volumes, higher freight fees and the increase in advertising expenses, in addition to the effect upon translation of figures of our Brazilian operation.

Consolidated Operating Income amounted to Ch$21,430 million, a 2.8% decrease in real terms compared to the Second Quarter of 2007. Operating Margin was 13.0%.

Finally, Consolidated EBITDA amounted to Ch$29,983 million, remaining stable in real terms compared to the same period of the previous year. EBITDA Margin was 18.2%.

SUMMARY BY COUNTRY

CHILE

First Half ended June 30, 2008 vs. First Half ended June 30, 2007

During the First Half of 2008, Sales Volume amounted to 75.7 million unit cases a significant 7.0% growth compared to the First Half of 2007.  This growth was a result of increased soft drink volumes (+3.9%) as well as an increase in the Juices and Waters segment (+21.9%).

Net Sales amounted to Ch$125,859 million, a 4.6% improvement in real terms compared to the previous year, as a result of higher volumes and offset by a 2.3% decrease in real terms of the average income per unit case.

Operating Income was 6.0% lower in real terms than the figure reported in the same period of 2007, amounting to Ch$25,913 million.  Operating Margin was 20.6%.

EBITDA amounted to Ch$33,402 million, 1.7% lower in real terms than the EBITDA figure recorded in 2007.  EBITDA Margin was 26.5%.

Second Quarter 2008 vs. Second Quarter 2007

During the Second Quarter of 2008 Sales Volume amounted to 33.4 million unit cases, a 5.0% growth compared to the same period of the previous year, where “other categories” were a strong growth driver recording a 19.8% increase.  In addition to water volumes of Benedictino (launched in the month of February this year), during the month of May we introduced Burn, the Coca-Cola brand for energy drinks already positioned in the international markets.  In Chile this category has a good growth potential.

Net Sales amounted to Ch$57,180 million, reflecting a growth of 5.0%, with a real average income per unit case remaining stable.

Cost of Sales per unit case increased 2.0%.  This higher cost is mainly explained by an increase in concentrate costs (resulting from price increases and a higher incidence), cost of PET resin and increased labor costs.  These factors were partially offset by a decrease in the costs of sugar and the positive effect of the average 12.5% revaluation of the Chilean peso over our U.S. dollar-denominated raw materials.

Operating Income amounted to Ch$10,919 million, a 3.5% decrease in real terms compared to the Second Quarter of 2007.  Operating Margin was 19.1%.

EBITDA amounted to Ch$14,764 million, a 1.0% increase in real terms regarding the EBITDA figure recorded during the same period of the previous year.  EBITDA Margin was 25.8%.

BRAZIL

For the second quarter and first half of 2008 the appreciation of the Brazilian real had a positive impact over income and a negative impact over costs and expenses due to figure translation.

First Half ended June 30, 2008 vs. First Half ended June 30, 2007

Sales Volume amounted to 83.8 million unit cases, compared to the 84.2 million unit cases recorded as of June 30, 2007, strongly affected by the contraction in consumer demand and lower temperatures than those registered last year.

Net Sales reached Ch$157,826 million, increasing 13.8% in real terms compared to the previous year.  This increase was as a result of price adjustments and the favorable exchange rate upon the translation of figures.

Cost of Sales per unit case increased 3.0%.  Higher freight fees along with the effect upon translation of figures (revaluation of the Brazilian real) led to a 28.8% increase of SG&A expenses.

Operating Income increased 26.2%, amounting to Ch$25,090 million. Operating Margin was 15.9%, an improvement of 160 basis points.

EBITDA amounted to Ch$30,804 million, an increase of 21.0% in real terms, with an EBITDA Margin of 19.5%, increasing 110 basis points compared to the previous period.

Second Quarter 2008 vs. Second Quarter 2007

Sales Volume for the Second Quarter of 2008 amounted to 38.4 million unit cases, representing a 3.6% decrease compared to the Second Quarter of 2007.   This volume decrease reflects the contraction in consumer demand and a consumer pattern shift towards  durable goods, less available wages in low income families (as a result of the inflation recorded in the food and beverage segment, tripling that of general inflation) and lower temperatures than those recorded during the same period last year.

Net Sales reached Ch$73,911 million, representing a significant increase of 8.5%.  This growth is explained by price adjustments during the period, as well as the appreciation of the Brazilian exchange rate which had a positive impact upon translating figures into US dollars.

Cost of Sales per unit case grew 6.2% mainly explained by the increase in concentrate (resulting from price adjustments) and PET resin, in addition to an increased depreciation along with the figure conversion effect (that negatively impacts the costs).   These factors were partially offset by the decrease in the cost of sugar and the positive effect of the appreciation of the Brazilian real over U.S. dollar-denominated raw material costs.

Operating Income reached Ch$9,219 million, representing a 4.1% decrease in real terms and Operating Margin was 12.5%.

Finally, EBITDA amounted to Ch$12,077 million, a decrease of 3.3% in real terms compared to the Second Quarter of 2007.   EBITDA Margin was 16.3%.

ARGENTINA

First Half ended June 30, 2008 vs. First Half ended June 30, 2007

Sales Volume reached 58.3 million unit cases, a 6.5% improvement compared to the Sales Volume reported in 2007, driven by the increase in salaries observed during the period.

Net Sales reached Ch$76,759 million, representing an increase of 15.9% in real terms. This increase is explained by higher volumes and price adjustments that took place during the period, partially offset by the effect of the figure translation due the devaluation of the Argentine peso (1.6% on average).

Cost of Sales per unit case increased 5.0%, mainly explained by increased costs of sugar, PET resin, concentrate (as a result of price increases), and increased labor costs.

SG&A expenses increased 23.0% mainly due to higher salaries, and the impact of the agricultural strike over our logistic and distribution operations.

Operating Income amounted to Ch$8,826 million, a significant 21.5% increase. Operating Margin was 10.8%, 50 basis points higher than 2007.

EBITDA reached Ch$11,873 million, an increase of 11.8% in real terms compared to the same period of 2007.  EBITDA Margin was 15.5%.

Second Quarter 2008 vs. Second Quarter 2007

Sales Volume for the Second Quarter of 2008 increased 6.4% reaching 25.4 million unit cases.

Net Sales reached Ch$34,519 million, representing an increase of 15.8% in real terms compared to the Second Quarter of 2007.  This improvement is explained by higher volumes and price adjustments during the period, partially offset by the effect of the devaluation of the Argentine peso upon translation of figures.

Cost of Sales per unit case increased 5.0%, explained by the same arguments given for the First Half analysis.

Operating Income amounted to Ch$1,811 million, a 10.3% increase in real terms compared to the same period of 2007. Operating Margin was 5.2%, a decrease of 30 basis points compared to the Second Quarter of 2007.

Finally, EBITDA reached Ch$3,661 million, an increase of 3.7%. EBITDA Margin was 10.6%

NON-OPERATING RESULTS

First Half ended June 30, 2008 vs. First Half ended June 30, 2007

Non-Operating Results totaled a loss of (Ch$7,917) million, which compares negatively to a lower accumulated loss of (Ch$4,504) million recorded during 2007. This increased loss in the non-operating result line is best explained by:

•

Price Level Restatement: Resulted in a profit compared to a loss recorded in the same period of 2007, due to an increase of the exchange rate during the period (Ch$526.05 per US$ as of June 30, 2008 vs. Ch$496.89 per US$ as of December 30, 2007; and Ch$526.86 per US$ as of June 30, 2007 vs. Ch$532.39 per US$ as of December 30, 2006); over the Company’s U.S. Dollar asset position.

•

Financial Expense/Income (Net):  Reflecting a negative variation due to losses in financial hedging agreements, resulting from the devaluation of the exchange rate recorded during the First Half of 2008 compared to the revaluation in the First Half of 2007.

Finally, net income amounted to Ch$38,457 million, remaining stable in real terms compared to the figure recorded in the First Half of 2007.

ANALYSIS OF THE BALANCE SHEET

As of June 30, 2008, the Company’s financial assets amounted to Ch$103,092 million. These represent cash, investments in mutual funds and time deposits.  76.8% of total financial investments are denominated in Chilean pesos, 18.9% in U.S. dollars, 3.1% in Brazilian reais and 1.2% in Argentine pesos.

On the other hand, the Company’s total debt was Ch$86,733 million, with an average annual rate of 6.5% on Chilean peso-denominated debt and 7.6% on U.S. dollar denominated debt. The Chilean peso-denominated debt represents 89.6% of total debt.

As a result, the Company holds a positive net cash position of Ch$16,359 million.

II.

 Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Main Indicators

INDICATORS	Unit	June-2008	Dec-2007	June 2007}	Variance
LIQUIDITY
Current Ratio	Times	2.06	1.92	1.17	0.88
Acid Tests	Times	1.78	1.72	1.01	0.77
Working Capital	MCh$	39,211	28,282	61,059	-21,848
ACTIVITY
Investments	MCh$	30,881	57,817	25,047	5,834
Inventory turnover	Times	7.10	13.60	7.29	-0.19
Days of inventory on hand	Days	50.71	26.46	49.39	1.32
INDEBTEDNESS
Debt to equity ratio	%	84.15%	92.22%	104.89%	-20.73%
Short-term liabilities to total liabilities	%	43.06%	53.48%	56.67%	-13.61%
Long-term liabilities to total liabilities	%	56.94%	46.52%	43.33%	13.61%
Interest charges coverage ratio	Times	36.06	60.47	50.46	-14.41
PROFITABILITY
Return over equity	%	13.68%	28.32%	13.36%	0.32%
Return over total assets	%	7.26%	14.94%	6.83%	0.43%
Return over operating assets	%	14.06%	32.80%	13.96%	0.10%
Operating income	MCh$	58,117	119,190	53,158	4,960
Operating margin	%	16.17%	18.14%	16.44%	-0.27%
EBITDA (1)	MCh$	71,577	153,707	70,371	1,207
EBITDA margin	%	19.92%	22.93%	21.33%	-1.42%
Dividends payout ratio - Serie A shares	%	12.43%	7.16%	1.65%	10.77%
Dividends payout ratio - Serie B shares	%	12.75%	7.33%	1.69%	11.06%

1Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

Liquidity indicators improved due to (i) the sale of long term corporate bond portfolio which were reinvested in marketable securities and short term time deposits, and (ii) the maturity of Series A Yankee bonds in October of 2007 in the amount of US$32 million that as of june 2007 was classified as short term.

Indicators of indebtedness reflect a slight decrease mainly due to the maturity of the previously mentioned Yankee Bond During the period net financial expenses amounted to Ch$1,432 million and earnings before interests and taxes amounted to Ch$51,632 million, achieving an interest coverage of 36.06 times.

At the closing of the period ended June 30, 2008, operating profitability indicators were affected by the reasons explained in paragraph I.

III.

Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.

Analysis of the Main Components of Cash Flow

	Jun-2008	Jun-2007	Variation MCh$	Variation %
	MCh$	MCh$
Operating	70,517	58,690	11,827	20%
Financing	(63,215)	24,251	(38,694)	-158%
Investment	(30,418)	(643)	(29,775)	-4,631%
Net cash flow for the Period	(23,116)	33,526	(56,642)	169%

The Company generated positive net cash flow of MCh$23,116 during the quarter, analyzed as follows:

Operating activities generated a positive cash flow of MCh$70,517 representing a positive variation of MCh$11,827 mainly explained by higher financial income resulting form the liquidation of cross currency swap agreements that was partially offset by lower dividends received and higher income tax payments.

Financing activities generated a negative cash flow of MCh$63,215; with a negative variation of MCh$38,694 regarding the previous year, mainly due to the additional dividend paid during June of 2008, and during last year the payment of the additional dividend was carried out during the month of July 2007.

Investment activities generated a negative cash flow of MCh$30,418 with a negative variation of MCh$29,775 regarding the previous year, mainly because during the first half of 2007 income was collected from the sale of financial investments which did not occur during the first half of 2008 and also additions to property, plant and equipment during 2008 are greater than those recoreded during the same period of 2007.

V.

 Analysis Of Market Risk

Interest Rate Risk

As of June 30, 2008 and 2007, the Company held 100% of its debt obligations at fixed-rates.  Consequently, the risk fluctuation of market interest rates regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

35%

Brazilian real:

44%

Argentine peso:

21%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 30% and 35% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

Material Events

During the period between January 1, 2008 and June 30, 2008, the following material events were filed:

New Bottler Agreement with Coca-Cola

Embotelladora Andina S.A. signed a new Bottler Agreement for its Chilean operations for a term of 5 years beginning January 1, 2008.

The new agreement, called NEWBA, does not significantly differ from the agreement previously signed by Andina´s bottlers in the other countries where it has operations.

Regular Shareholders’ Meeting Resolutions

The following was resolved at the Regular General Shareholders’ Meeting of Embotelladora Andina S.A., held yesterday, April 15, 2008 (hereinafter the “Meeting”), among other matters:

1.

The distribution of the following amounts as Final Dividend N° 160, on account of the fiscal year ending December 31, 2007:

•

Ch$9.130 (nine pesos and one hundred and thirty cents) per Series A shares; and

•

Ch$10.043 (ten pesos and forty three cents) per Series B shares.

This dividend will be available to shareholders beginning April 24, 2008. Regarding payment of this dividend, the Shareholders’ Registry will close on April 18, 2008.

2.

The distribution of an Additional Dividend N° 161 on account of retained earnings:

•

Ch$60.00 (sixty pesos) per Series A shares; and

•

Ch$66.00 (sixty six pesos) per Series B shares.

This dividend will be available to shareholders beginning May 14, 2008. Regarding payment of this dividend, the Shareholders Registry will close on May 8, 2008.

Board Appointments and Committees

The following resolutions were adopted at the Regular Board of Directors Meeting held April 22, 2008:

1.

Mr. Arturo Majlis Albala was appointed new Vice-Chairman of the Board of the Company.

2.

The Executive Committee was elected, comprised of regular directors José Antonio Garcés Silva, Arturo Majlis Albala, Gonzalo Said Handal and Salvador Said Somavía.

This Committee is also comprised, by virtue of office, by Mr. Juan Claro González, Chairman of the Board, and Mr. Jaime García Rioseco, Chief Executive Officer of the Company.

3.

Also elected was the Director’s Committee in accordance with Article 50-bis of Chilean Corporate Law, comprised of the regular directors Juan Claro González, Salvador Said Somavia and Heriberto Urzúa Sánchez.  Mr. Claro will continue to be the Chairman of this Committee.

4.

Additionally, Juan Claro González, Salvador Said Somavía and Heriberto Urzúa Sánchez were appointed members of the U.S. Sarbanes-Oxley Audit Committee.  Mr. Claro will continue to be the Chairman of this Committee.

Acquisition or Sale of Assets or Shares

On June 3, 2008 Embotelladora Andina S.A. together with Coca-Cola Embonor S.A. and Coca-Cola Polar S.A. (hereinafter the “Bottlers”) acquired 100% of the shares of Embotelladoras del Sur S.A. by means of a Stock Purchase Agreement among the Bottlers, Malterías Unidas S.A. and Mr. Eduardo Chadwick Claro.  Of the total percentage, Embotelladora Andina S.A. acquired 48% of the shares of Embotelladoras del Sur S.A. for a total of Ch$753,581,576.    Simultaneous to the Purchase Agreement, the Bottlers entered into a Shareholders’ Agreement in order to regulate their participation in Embotelladoras del Sur S.A.

Dividends Distributed during the period ended June 30, 2008

Number	Payment date	Ch$ per Series A shares	Ch$ per Series B shares

159

January 24 2008

  7.00

    7.70

160

April 24 2008

  9.13

10.043

161

May 14 2008

60.00

  66.00

162

July 31 2008

  7.00

    7.70

This document may contain forward-looking statements reflecting Embotelladora Andina SA’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, Chilean GAAP
(In millions of constant 06/30/08 Chilean Pesos, except per share)

	6/30/2008				6/30/2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	33.4	38.4	25.4	97.2	31.9	39.9	23.8	95.6	1.7%
Soft Drink	27.0	35.8	25.0	87.9	26.5	37.7	23.6	87.8	0.1%
Mineral Water	2.5	0.6	0.2	3.4	2.0	0.5	0.2	2.7	26.9%
Juices	3.9	0.9	0.1	4.9	3.4	0.8	0.1	4.2	16.4%
Beer	NA	1.0	NA	1.0	NA	0.9	NA	0.9	19.2%

NET SALES	57,180	73,911	34,519	165,145	54,465	68,094	29,798	151,292	9.2%
COST OF SALES	(33,347)	(38,088)	(21,263)	(92,233)	(31,154)	(37,199)	(19,036)	(86,325)	6.8%
GROSS PROFIT	23,833	35,823	13,256	72,912	23,311	30,895	10,762	64,967	12.2%
Gross Margin	41.7%	48.5%	38.4%	44.2%	42.8%	45.4%	36.1%	42.9%
SELLING AND ADMINISTRATIVE EXPENSES	(12,914)	(26,604)	(11,445)	(50,963)	(11,994)	(21,282)	(9,120)	(42,397)	20.2%
CORPORATE EXPENSES (4)	0	0	0	(519)	0	0	0	(517)	0.4%
OPERATING INCOME	10,919	9,219	1,811	21,430	11,317	9,612	1,641	22,054	-2.8%
Operating Margin	19.1%	12.5%	5.2%	13.0%	20.8%	14.1%	5.5%	14.6%
EBITDA (1)	14,764	12,077	3,661	29,983	14,614	12,484	3,529	30,111	-0.4%
Ebitda Margin	25.8%	16.3%	10.6%	18.2%	26.8%	18.3%	11.8%	19.9%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(10,929)				2,216	-593.2%
RESULTS FROM AFFILIATED				1,946				(455)	528.1%
AMORTIZATION OF GOODWILL				(1,578)				(1,758)	-10.3%
OTHER INCOME/(EXPENSE)				(4,218)				1,267	-433.0%
PRICE LEVEL RESTATEMENT (3)				13,927				(3,540)	493.5%
NON-OPERATING RESULTS				(851)				(2,270)	-62.5%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				20,579				19,784	4.0%

INCOME TAXES				(3,004)				(5,911)	-49.2%
MINORITY INTEREST				37				18	NA
AMORTIZATION OF NEGATIVE GOODWILL				0	z			0	NA
NET INCOME				17,612				13,891	26.8%
Net Margin				10.7%				9.2%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				23.2				18.3
EARNINGS PER ADS				139.0				109.6	26.8%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, Chilean GAAP
(In million nominal US$, except per share)

	Exch. Rate :	$ 526.05 eop				Exch. Rate :	$ 526.86 eop

	6/30/2008				6/30/2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	33.4	38.4	25.4	97.2	31.9	39.9	23.8	95.6	1.7%
Soft Drink	27.0	35.8	25.0	87.9	26.5	37.7	23.6	87.8	0.1%
Mineral Water	2.5	0.6	0.2	3.4	2.0	0.5	0.2	2.7	26.9%
Juices	3.9	0.9	0.1	4.9	3.4	0.8	0.1	4.2	16.4%
Beer	NA	1.0	NA	1.0	NA	0.9	NA	0.9	19.2%

NET SALES	108.7	140.5	65.6	313.9	94.9	118.7	51.9	263.7	19.1%
COST OF SALES	(63.4)	(72.4)	(40.4)	(175.3)	(54.3)	(64.8)	(33.2)	(150.5)	16.5%
GROSS PROFIT	45.3	68.1	25.2	138.6	40.6	53.8	18.8	113.2	22.4%
Gross Margin	41.7%	48.5%	38.4%	44.2%	42.8%	45.4%	36.1%	42.9%
SELLING AND ADMINISTRATIVE EXPENSES	(24.5)	(50.6)	(21.8)	(96.9)	(20.9)	(37.1)	(15.9)	(73.9)	31.1%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(1.0)	0.0	0.0	0.0	(0.9)	9.5%
OPERATING INCOME	20.8	17.5	3.4	40.7	19.7	16.8	2.9	38.4	6.0%
Operating Margin	19.1%	12.5%	5.2%	13.0%	20.8%	14.1%	5.5%	14.6%
EBITDA (1)	28.1	23.0	7.0	57.0	25.5	21.8	6.2	52.5	8.6%
Ebitda Margin	25.8%	16.3%	10.6%	18.2%	26.8%	18.3%	11.8%	19.9%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(20.8)				3.9	-637.9%
RESULTS FROM AFFILIATED				3.7				(0.8)	566.9%
AMORTIZATION OF GOODWILL				(3.0)				(3.1)	-2.1%
OTHER INCOME/(EXPENSE)				(8.0)				2.2	-463.2%
PRICE LEVEL RESTATEMENT (3)				26.5				(6.2)	529.1%
NON-OPERATING RESULTS				(1.6)				(4.0)	-59.1%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				39.1				34.5	13.5%

INCOME TAXES				(5.7)				(10.3)	-44.6%
MINORITY INTEREST				0.1				0.0	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				33.5				24.2	38.3%
Net Margin				10.7%				9.2%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.04				0.03
EARNINGS PER ADS				0.26				0.19	38.3%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, Chilean GAAP
(In millions of constant 06/30/08 Chilean Pesos, except per share)

	6/30/2008				6/30/2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	75.7	83.8	58.3	217.8	70.7	84.2	54.8	209.7	3.9%
Soft Drink	60.6	78.4	57.5	196.4	58.3	79.8	54.1	192.2	2.2%
Mineral Water	7.8	1.5	0.6	10.0	6.0	1.0	0.5	7.5	31.9%
Juices	7.3	1.8	0.2	9.3	6.4	1.5	0.1	8.0	16.4%
Beer	NA	2.1	NA	2.1	NA	1.9	NA	1.9	13.3%

NET SALES	125,859	157,826	76,759	359,349	120,337	138,703	66,223	323,285	11.2%
COST OF SALES	(71,885)	(79,347)	(46,062)	(196,199)	(67,466)	(77,358)	(41,184)	(184,030)	6.6%
GROSS PROFIT	53,974	78,479	30,698	163,150	52,871	61,345	25,039	139,255	17.2%
Gross Margin	42.9%	49.7%	40.0%	45.4%	43.9%	44.2%	37.8%	43.1%
SELLING AND ADMINISTRATIVE EXPENSES	(28,061)	(53,389)	(22,411)	(103,861)	(25,310)	(41,462)	(18,222)	(84,994)	22.2%
CORPORATE EXPENSES (4)	0	0	0	(1,172)	0	0	0	(1,103)	6.2%
OPERATING INCOME	25,913	25,090	8,286	58,117	27,561	19,883	6,818	53,158	9.3%
Operating Margin	20.6%	15.9%	10.8%	16.2%	22.9%	14.3%	10.3%	16.4%
EBITDA (1)	33,402	30,804	11,873	74,907	33,992	25,460	10,623	68,973	8.6%
Ebitda Margin	26.5%	19.5%	15.5%	20.8%	28.2%	18.4%	16.0%	21.3%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(7,016)				1,186	-691.8%
RESULTS FROM AFFILIATED				348				204	70.7%
AMORTIZATION OF GOODWILL				(3,156)				(3,516)	-10.3%
OTHER INCOME/(EXPENSE)				(1,780)				(216)	724.8%
PRICE LEVEL RESTATEMENT (3)				3,687				(2,162)	270.6%
NON-OPERATING RESULTS				(7,917)				(4,504)	75.8%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				50,200				48,654	3.2%

INCOME TAXES				(11,752)				(10,480)	12.1%
MINORITY INTEREST				8				(42)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				38,457				38,131	0.9%
Net Margin				10.7%				11.8%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				50.6				50.2
EARNINGS PER ADS				303.5				300.9	0.9%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, Chilean GAAP
(In million nominal US$, except per share)
	Exch. Rate :	$ 526.05 eop				Exch. Rate :	$ 526.86 eop

	6/30/2008				6/30/2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	75.7	83.8	58.3	217.8	70.7	84.2	54.8	209.7	3.9%
Soft Drink	60.6	78.4	57.5	196.4	58.3	79.8	54.1	192.2	2.2%
Mineral Water	7.8	1.5	0.6	10.0	6.0	1.0	0.5	7.5	31.9%
Juices	7.3	1.8	0.2	9.3	6.4	1.5	0.1	8.0	16.4%
Beer	NA	2.1	NA	2.1	NA	1.9	NA	1.9	13.3%

NET SALES	239.3	300.0	145.9	683.1	209.7	241.7	115.4	563.5	21.2%
COST OF SALES	(136.7)	(150.8)	(87.6)	(373.0)	(117.6)	(134.8)	(71.8)	(320.7)	16.3%
GROSS PROFIT	102.6	149.2	58.4	310.1	92.1	106.9	43.6	242.7	27.8%
Gross Margin	42.9%	49.7%	40.0%	45.4%	43.9%	44.2%	37.8%	43.1%
SELLING AND ADMINISTRATIVE EXPENSES	(53.3)	(101.5)	(42.6)	(197.4)	(44.1)	(72.3)	(31.8)	(148.1)	33.3%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(2.2)	0.0	0.0	0.0	(1.9)	15.8%
OPERATING INCOME	49.3	47.7	15.8	110.5	48.0	34.7	11.9	92.6	19.2%
Operating Margin	20.6%	15.9%	10.8%	16.2%	22.9%	14.3%	10.3%	16.4%
EBITDA (1)	63.5	58.6	22.6	142.4	59.2	44.4	18.5	120.2	18.5%
Ebitda Margin	26.5%	19.5%	15.5%	20.8%	28.2%	18.4%	16.0%	21.3%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(13.3)				2.1	-745.4%
RESULTS FROM AFFILIATED				0.7				0.4	86.2%
AMORTIZATION OF GOODWILL				(6.0)				(6.1)	-2.1%
OTHER INCOME/(EXPENSE)				(3.4)				(0.4)	799.5%
PRICE LEVEL RESTATEMENT (3)				7.0				(3.8)	286.0%
NON-OPERATING RESULTS				(15.0)				(7.9)	91.7%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				95.4				84.8	12.5%

INCOME TAXES				(22.3)				(18.3)	22.3%
MINORITY INTEREST				0.0				(0.1)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				73.1				66.5	10.0%
Net Margin				10.7%				11.8%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.10				0.09
EARNINGS PER ADS				0.58				0.52	10.0%
(1) : Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.

Consolidated Balance Sheet
(In million of constant 06/30/08 Chilean Pesos)

ASSETS	6/30/2008	6/30/2007	%Ch	LIABILITIES & SHAREHOLDERS' EQUITY	6/30/2008	6/30/2007	%Ch

Cash + Time deposits + market. Securit.	103,092	84,480	22.0%	Short term bank liabilities	7,299	369	1879.2%
Account receivables (net)	53,923	42,329	27.4%	Current portion of long term bank liabilities	141	0	0.0%
Inventories	27,102	25,331	7.0%	Current portion of bonds payable	420	32,624	-98.7%
Other current assets	18,623	33,378	-44.2%	Trade accounts payable and notes payable	64,030	104,377	-38.7%
Total Current Assets	202,741	185,518	9.3%	Other liabilities	26,704	20,599	29.6%
				Total Current Liabilities	98,593	157,969	-37.6%
Property, plant and equipment	617,510	591,507	4.4%
Depreciation	(428,229)	(429,424)	-0.3%	Long term bank liabilities	770	848	-9.1%
Total Property, Plant, and Equipment	189,281	162,083	16.8%	Bonds payable	75,987	77,337	-1.7%
				Other long term liabilities	52,280	41,235	26.8%
Investment in related companies	24,233	22,370	8.3%	Total Long Term Liabilities	129,038	119,420	8.1%
Investment in other companies	150	62	142.7%
Goodwill	57,227	69,192	-17.3%	Minority interest	1,319	1,341	-1.6%
Other long term assets	27,382	105,253	-74.0%
Total Other Assets	108,991	196,876	-44.6%	Stockholders' Equity	272,064	265,748	2.4%

TOTAL ASSETS	501,013	544,478	-8.0%	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	501,013	544,478	-8.0%

Financial Highlights
(In million of constant 06/30/08 Chilean Pesos)

ADDITIONS TO FIXED ASSETS	6/30/2008	6/30/2007		DEBT RATIOS	6/30/2008	6/30/2007

Chile	16,034	15,591		Financial Debt / Total Capitalization	0.24	0.29
Brazil	12,695	7,872		Financial Debt / EBITDA L12M	0.55	0.81
Argentina	2,152	1,583		EBITDA L12M / Interest Expense (net) L12M	17.74	13.19
	30,881	25,047		L12M: Last twelve months

* As June 30, 2008, the company's registered a positive net cash position of US$ 31 million. Total debt amounted to US$ 165 million.
Total Cash amounted to US$ 196 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, September 10, 2008